A2Z Smart Technologies Launches Second U.S. Pilot with Evergreen Kosher Market

TEL AVIV, ISRAEL / December 7, 2021 / A2Z Smart Technologies Corp. ("A2Z" or the "Company") (TSXV: AZ) (OTCQX: AAZZF), today announced a pilot program for its Cust2mate smart carts with Evergreen Kosher Market, kosher supermarkets in New York and New Jersey.

A2Z's state-of-the-art Cust2Mate Smart Cart streamlines the shopping experience by recognizing every purchased item and enabling in-cart payment so that shoppers skip lines, while also allowing retail grocers in-store promotions in order to direct shoppers to discounted products and to efficiently manage and move inventory.

"We are excited to announce our second pilot in the United States with supermarket chain Evergreen Kosher Market," commented Rafi Yam, CEO of Cust2Mate. "This pilot program represents an important step in the growth of our Company as we continue our efforts to expand our presence and roll out the Cust2Mate Smart Cart platform in stores across the United States, and we're pleased to partner with one of the leading kosher supermarkets in New York and New Jersey to provide them with this state-of-the-art technology. We look forward to the successful completion of this pilot and building a relationship with Evergreen Kosher Market."

Managing director at Evergreen Kosher Market commented, "We are thrilled to partner with Cust2Mate to offer their innovative platform in our stores. These smart carts will allow us to expedite the shopping process and streamline our operational capabilities, creating a much more efficient shopping experience for both the customer and the store. We look forward to providing the Cust2Mate Smart Cart platform to our customers and exploring the many benefits of this technology."

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by automatically scanning purchased products and enabling in-cart payment so that customers can simply "pick & go", and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

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